FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of May, 2004

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

HANG SENG ANNOUNCES
FIRST INTERIM DIVIDEND FOR 2004

The Board of Directors of Hang Seng Bank today declared a first interim dividend of HK$1.10 per share in respect of the year ending 31 December 2004.

The first interim dividend will be payable on Tuesday, 8 June 2004, to shareholders on the Register of Shareholders as at Friday, 28 May 2004.

The Register of Shareholders of the Bank will be closed on Friday, 28 May 2004, during which no transfer of shares can be registered. To qualify for the first interim dividend for 2004, all transfers, accompanied by the relevant share certificates, must be lodged for registration not later than 4:00 pm on Thursday, 27 May 2004, with the Bank's Registrars, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong.

The results for the first half of 2004 will be announced on Monday, 2 August 2004.

As announced in 2003, the Board has adopted a policy of paying quarterly dividends. The proposed timetables for the remaining three quarterly dividends in respect of 2004 are:

Second interim dividend for 2004

Announcement	2 August 2004
Book close date	24 August 2004
Payment date	2 September 2004

Third interim dividend for 2004

Announcement	8 November 2004
Book close date	17 December 2004
Payment date	5 January 2005

Fourth interim dividend for 2004

Announcement	28 February 2005
Book close date	16 March 2005
Payment date	24 March 2005

Notes to editors

1. Hang Seng Bank

Founded in 1933, Hang Seng Bank is a principal member of the HSBC Group and the second largest listed bank in Hong Kong in terms of market value. It operates 159 branches and automated banking centres in Hong Kong; a branch in Macau; and a network of five branches (in Shanghai, Guangzhou, Shenzhen, Fuzhou and Nanjing), a sub-branch (in Shanghai) and two representative offices (in Beijing and Xiamen) in mainland China. The Bank also has a representative office in Taipei.

With consolidated assets of HK$503 billion at the end of 2003, the Bank reported a profit attributable to shareholders of HK$9.54 billion for 2003. For further information on Hang Seng, please visit the Bank's website at www.hangseng.com.

2. The HSBC Group

HSBC Holdings plc is headquartered in the UK. The HSBC Group serves over 110 million customers worldwide from more than 9,500 offices in 79 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa. With assets of US$1,034 billion at 31 December 2003, HSBC is one of the world's largest banking and financial services organisations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                                                                                                             By:

                                                                                                                                                                                             Name: P A Stafford

                                                                                                                                                                                             Title: Assistant Group Secretary

                                                                                                                                                                                             Date: May 4, 2004